

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2018

Andrew Hirsch
Chief Financial Offier
Agios Pharmaceuticals, Inc.
88 Sidney Street
Cambridge, MA 02139

      Re: Agios Pharmaceuticals, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 14, 2018
           File No. 001-36014

Dear Mr. Hirsch:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Division of Corporation Finance
                                        Office of Healthcare & Insurance